Filed Pursuant to Rule 433

Registration Statement:
333-182712
333-182712-02

AngloGold Ashanti Holdings plc

Pricing Term Sheet

July 25, 2013

Issuer:	AngloGold Ashanti Holdings plc

Guarantor:	AngloGold Ashanti Limited

Principal Amount:	$1,250,000,000

Maturity:	July 30, 2020

Coupon:	8.500%

Price to Public:	100.000% of principal amount, plus accrued interest, if any, from July 30, 2013

Underwriting Discount:	1.025%

Yield to Maturity:	8.500%

Benchmark Treasury:	UST 1.875% due June 2020

Spread to Benchmark Treasury:	+647.7 basis points

Benchmark Treasury Price and Yield:	99-01 / 2.023%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2014

Applicable Premium for optional redemption with make-whole prior to July 30, 2016:	Treasury Rate plus 50 basis points

Optional redemption without make-whole premium on or after July 30 of each of the following years:	Year	Percentage
	2016	106.375%
	2017	104.250%
	2018	102.125%
	2019 and thereafter	100.000%

Optional redemption upon equity offerings prior to July 30, 2016:	Up to 35% of the original aggregate principal amount of notes with proceeds from eligible equity offerings at 108.500% of principal amount thereof plus accrued and unpaid interest

Change of Control Put:	101%

Tax Redemption:	100%

Trade Date:	July 25, 2013

Settlement:	July 30, 2013 (T+3)

CUSIP / ISIN:	03512T AD3 / US03512TAD37

Joint Bookrunners:	Citigroup Global Markets Inc. ($416,667,000.00) Deutsche Bank Securities Inc. ($416,667,000.00) Goldman, Sachs & Co. ($416,666,000.00)

In addition to the foregoing pricing information, the preliminary prospectus supplement dated July 24, 2013 (the “Preliminary Prospectus Supplement”) is hereby revised to reflect the following:

1.              The text set forth in the section “Description of the Notes—Covenants—Termination and Modification of Covenants when Notes Rated Investment Grade by Both Rating Agencies” in the Preliminary Prospectus Supplement, will be deleted and replaced in its entirety by the following text:

“If on any date following the Issue Date, the notes have an investment grade rating from both of the rating agencies and no default or Event of Default has occurred and is continuing, then beginning on that day and continuing until the notes are no longer outstanding, (i) the provisions of the indenture described under “—Incurrence of Debt and Issuance of Preferred Stock” in this prospectus supplement will not apply to the notes and (ii) in the restrictive Lien covenant applicable to the notes as described in “—Limitation on Liens” of the attached prospectus and, to the extent applicable, in the restrictive covenant applicable to sale and leaseback transactions, as described in “—Limitation on Sale and Leaseback Transactions” of the attached prospectus, in each case as further described in “—Limitation on Liens and Sale and Leaseback Transactions” in this prospectus supplement, (v) references to Financial Indebtedness will be replaced by references to the term Capital Market Indebtedness, (w) the categories of permitted Liens specified in the final sentence of the second paragraph under “—Limitation on Liens and Sale and Leaseback Transactions” in this prospectus supplement (other than the permitted Liens specified under item (a) therein) will not apply to the notes, (x) the references to 5% of the consolidated net tangible assets of AngloGold Ashanti Limited and its consolidated subsidiaries, as described in the second and third paragraphs under “—Limitation on Liens and Sale and Leaseback Transactions” in this prospectus supplement, will be replaced by references to 10% of the consolidated net tangible assets of AngloGold Ashanti Limited and its consolidated subsidiaries, (y) the restrictions described in the clause (ii) of the second sentence of the first paragraph under “—Limitation on Liens and Sale and Leaseback Transactions” in this prospectus supplement will not apply to the notes and corresponding references to restrictions on Liens over material bank accounts will be removed from the restrictive Lien covenant and the restrictive covenant applicable to sale and leaseback transactions) and (z) item (ii) of the definition of “Restricted Subsidiary” will not apply to the notes.

The terms “Moody’s,” “rating agency” and “S&P” have the meanings set forth under “Change of Control Repurchase Event” above.”

2.              The information in the section “Company Overview—Recent Developments” in the Preliminary Prospectus Supplement, is supplemented as follows:

(a)         The following text is inserted after the section “—Second Quarter Outlook”:

“Labor negotiations

On July 24, 2013, the National Union of Mineworkers, UASA and Solidarity, which comprise three of the four unions that represent our employees, declared a wage dispute on behalf of South African gold sector employees.  We expect that the Commission for Conciliation, Mediation and Arbitration (“CCMA”) will appoint a senior commissioner to conciliate the dispute.  We also expect the appointment of an independent mediator to assist in these mediation efforts.  We expect that the conciliation sessions will begin in early August 2013 and the parties will have 30 days to reach a settlement.  If the mediation process results in a deadlock at any time during the 30 day period, or if the dispute is still unresolved at the end of such period, the unions will be able to call a protected strike with 48 hours notice.”

(b)         The following text is inserted after the new section above “—Labor negotiations”:

“Intention to commence a cash tender offer for the 3.50% guaranteed convertible bonds due 2014

On July 24, 2013, AngloGold Ashanti Holdings plc announced its intention to commence a cash tender offer to purchase any and all of the outstanding 3.50% guaranteed convertible bonds due 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of such bonds validly tendered, plus accrued and unpaid interest to the date of purchase.  Completion of the offering will be conditioned upon, among other things, the completion of the offering of the notes.  This tender offer will not be subject to any minimum tender condition.”

3.              The section “Capitalization” of the Preliminary Prospectus Supplement is replaced in its entirety by the following text:

CAPITALIZATION

The following table sets forth our consolidated capitalization at May 31, 2013, unless otherwise stated, on an actual basis and as adjusted to give effect to our estimated offering proceeds of approximately $1,235 million after deducting the underwriting discount and other offering-related expenses. You should read this table together with our US GAAP financial statements and related discussion and analysis included in our 2012 Form 20-F and 2013 First Quarter Report.

	As at May 31, 2013 (unaudited)
	Actual	As adjusted
	(In $ millions)
Total debt(1)	3,529	4,078
5.125% notes due 2022	759	759
5.375% notes due 2020	703	703
6.50% notes due 2040	298	298
3.50% guaranteed convertible bonds due 2014(2)	701	—
6.00% mandatory convertible subordinated bonds due 2013(3)	339	339
Notes offered hereby	—	1,250
Other debt(4)	729	729
Equity (excluding noncontrolling interests)	5,871	5,862
600,000,000 authorized ordinary shares of 25 ZAR cents each(5)	13	13
Additional paid-in capital	8,823	8,823
Accumulated deficit(6)	(1,912)	(1,921)
Accumulated other comprehensive income and other reserves(6)	(1,053)	(1,053)
Total capitalization	9,400	9,940

(1)                                 As at May 31, 2013, 81% of our total debt was denominated in U.S. dollars, 12% in Australian dollars, 6% in South African rands and 1% in other currencies. For a discussion regarding our secured and unsecured indebtedness, see “Item 5: Operating and financial review and prospects” included in our 2012 Form 20-F. As at May 31, 2013, secured and unsecured debt accounted for $51 million and $3,478 million, respectively, of total debt. The weighted average maturity and interest rate of our borrowings was 4 years and 5.12%, respectively, at May 31, 2013.

(2)                                 On July 24, 2013, we announced our intention to commence a cash tender offer for any and all of our 3.50% guaranteed convertible bonds due May 2014.   For the purposes of this section “Capitalization”, we assume that all outstanding 3.50% guaranteed convertible bonds due May 2014 will be tendered and purchased pursuant to such tender offer.  The conversion features of these convertible bonds, which were determined to be an embedded derivative, have been accounted for at fair value as a derivative liability with subsequent changes in fair value recorded in earnings in each period. The total fair value of the derivative liability on May 22, 2009 (which was the issue date of such convertible notes) amounted to $142.2 million. The difference between the initial carrying value and the stated value of these convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds. The associated derivative liability amounted to $9 million and $nil, as at December 31, 2012 and March 31, 2013, respectively. We have recorded a fair value gain of $83 million and $9 million, for the year ended December 31, 2012 and the quarter ended March 31, 2013, respectively.

(3)                                 Mandatorily convertible into American Depositary Shares, each representing one ordinary share of AngloGold Ashanti Limited. The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the governing indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount. See note 18 to our 2012 financial statements contained in our 2012 20-F, which is incorporated herein by reference.

(4)                                 Includes $nil that we drew under our $1.0 billion syndicated revolving credit facility maturing in 2017, a drawing of $428 million under our A$600 million syndicated revolving credit facility and $51 million outstanding on secured capital leases. In addition, in June and July 2013, we drew $250 million under our $1.0 billion syndicated revolving credit facility maturing in 2017 and $38 million under our A$600 million syndicated revolving credit facility and an amount of $35 million on the First Rand Bank Limited demand facility, while $85 million was drawn under the Domestic Medium Term Note Program. These additional drawings and amounts are not included in the table above.

(5)                                 As at May 31, 2013, up to 33,524,615 of our ADSs (representing up to 33,524,615 of our ordinary shares) were issuable upon conversion of $732,500,000 principal amount of 3.50% guaranteed convertible bonds and conversion of $789,086,750 principal amount of 6.00% mandatory convertible subordinated bonds issued by AngloGold Ashanti Holdings Finance plc. As at May 31, 2013, a total of 6,911,610 options were granted and outstanding, of which up to 1,536,819 of our ordinary shares were issuable upon exercise of fully-vested options.

(6)                                 As at March 31, 2013, adjusted for a portion of debt issuance costs expensed.

Except as disclosed above, there has been no material change since the dates indicated above in our consolidated capitalization or indebtedness.

4.              The information in the sections “Ratio of Earnings to Fixed Charges” and “Prospectus Supplement Summary—Summary Financial Data” in the Preliminary Prospectus Supplement is supplemented as follows:

Pro Forma Ratio of Earnings to Fixed Charges:

Year Ended December 31, 2012	Three Months Ended March 31, 2013

5.7x(1)	5.0x(1)

(1)  On July 24, 2013, we announced our intention to launch a cash tender offer for any and all of our 3.50% guaranteed convertible bonds due May 2014.  For the purposes of this pro forma calculation, we have assumed that all outstanding 3.50% guaranteed convertible bonds due May 2014 will be tendered and purchased pursuant to such tender offer.  These pro forma ratios reflect adjustments to give effect to the offering of the notes, to the extent the proceeds thereof are used to purchase the 3.50% guaranteed convertible bonds due May 2014 pursuant to such tender offer.

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The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-

9146 or by emailing batprospectus@citi.com; by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or by emailing prospectus.CPDG@db.com; or by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.